UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 30, 2023, ADC Therapeutics SA (the “Company”) announced that updated safety run-in results from the LOTIS-5 Phase 3 confirmatory clinical trial of ZYNLONTA in combination rituximab will be presented at the Eleventh Annual Meeting of the Society of Hematologic Oncology (SOHO 2023).

LOTIS-5 Safety Run-In Results

LOTIS-5 is a Phase 3, randomized, open-label, two-part, two-arm, multicenter study of loncastuximab tesirine in combination with rituximab (Lonca-R) in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). It is the confirmatory trial for accelerated approval for 3L+ and could also support potential label expansion into 2L+ in combination with rituximab. Twenty patients were enrolled in part 1 of a non-randomized safety run-in. In part 2, approximately 330 patients will be randomized 1:1 to receive fixed-dose Lonca-R or rituximab-gemcitabine-oxaliplatin (R-GemOx).

The 20 patients in the safety run-in were a median age of 74.5 years and had previously received a median of five cycles of Lonca-R and one previous therapy. As of the April 10, 2023, data cutoff:

•	Seven patients completed treatment and five continue in follow-up.

•	The overall response rate by central review was 16/20 (80%). A total of 10/20 (50%) and 6/20 (30%) patients attained complete and partial response, respectively.

•	The median duration of response was 8.0 months and the median progression-free survival was 8.3 months.

•	A total of 11 (55%) patients had grade ≥3 treatment-emergent adverse events (TEAEs). The most common grade ≥3 TEAEs were increased gamma-glutamyltransferase (5 patients [25%]) and neutropenia (3 patients [15%]).

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-267293, 333-267295 and 333-270570) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: August 30, 2023

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Chief Legal Officer